October 21, 2019

VIA EDGAR

Deborah O’Neal

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re:	JANUS INVESTMENT FUND (the “Registrant”)

1933 Act File No. 002-34393

1940 Act File No. 811-01879

Post-Effective Amendment No. 289

Dear Ms. O’Neal:

On behalf of the Registrant and Janus Henderson Absolute Return Income Opportunities Fund (“Absolute Return Income Opportunities Fund”) and Janus Henderson Small-Mid Cap Value Fund (“Small-Mid Cap Value Fund” and, together with Absolute Return Income Opportunities Fund, the “Funds,” and each, a “Fund”), this letter is to respond to your comments made by telephone on October 10, 2019 with respect to the Registrant’s Post-Effective Amendment No. 289 filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on August 29, 2019. We have summarized your comments to the best of our understanding and provided our responses to your comments below.

1.	Staff Comment: The Staff requested completed fee tables, expense examples, and performance tables for the Funds at least a week before the effective date of the registration statement.

Response: The Registrant has provided completed fee tables, expense examples, and performance tables for each Fund in Appendix A to this letter.

Janus Henderson Absolute Return Income Opportunities Fund

2.

Staff Comment: The Staff asked the Registrant to update the disclosure in in the Principal Investment Strategies section of Absolute Return Income Opportunities Fund’s prospectus to provide more detail on the “absolute return” strategy that the Fund pursues.

Response: The Registrant has updated the disclosure in the Principal Investment Strategies section of Absolute Return Income Opportunities Fund’s prospectus in response to the above comment.

3.	Staff Comment: The Staff asked the Registrant to provide the definition of duration and an example of duration in the summary section of Absolute Return Income Opportunities Fund’s prospectus.

Response: The Registrant acknowledges the Staff’s comment and will consider revising the disclosure in a future filing. The Registrant notes that there is currently a definition of duration and an example of duration in the Glossary of Investment Terms in Absolute Return Income Opportunities Fund’s prospectus.

Staff Comment: The Staff noted that Absolute Return Income Opportunities Fund may invest a substantial amount of its assets in foreign debt issuers located in a single region and asked the Registrant to specify, as applicable, the region or regions to which the Fund has substantial exposure.

Response: The Registrant acknowledges the Staff’s comment and will consider revising the disclosure in a future filing.

4.	Staff Comment: With respect to Absolute Return Income Opportunities Fund’s use of short sales, please confirm that the Fund discloses the expenses associated with short sales in the fee table.

Response: The Registrant confirms that the “Other Expenses” line item in the fee table includes expenses associated with short sales.

5.

Staff Comment: The Staff asked the Registrant to consider whether the expected discontinuation of the London Interbank Offered Rate (“LIBOR”) is a principal risk of the Fund. If so, the Staff asked the Registrant to tailor any such principal risk disclosure to describe how the expected discontinuation of LIBOR could affect the Fund’s investments. Refer to the Staff Statement on LIBOR transition: https://www.sec.gov/news/public-statement/libor-transition.

Response: The Registrant has added disclosure that addresses certain risks associated with the discontinuation of LIBOR to the Principal Investment Risks section of Absolute Return Income Opportunities Fund’s prospectus. The Registrant notes that further detail on such risks is included in Absolute Return Income Opportunities Fund’s statement of additional information.

Janus Henderson Small-Mid Cap Value Fund

6.

Staff Comment: The Staff inquired whether Small-Mid Cap Value Fund is subject to expense recoupment as a result of any previously waived fees reimbursed by Janus Capital Management LLC (“Janus Capital”). To the extent Small-Mid Cap Value Fund is subject to expense recoupment, the Staff asked the Registrant to include the terms of the expense recoupment in a footnote to the fee table for Small-Mid Cap Value Fund.

Response: The Registrant confirms that Janus Capital does not have the ability to recoup expenses as a result of any previously waived fees for Small-Mid Cap Value Fund.

Other

7.

Staff Comment: The Staff requested that the Registrant reflect in writing all comments and responses and provide such comments and responses in an EDGAR Correspondence filing approximately one week in advance of the effective date of the Funds’ registration statement.

Response: The Registrant acknowledges the comment and confirms that it has complied.

*        *        *

As discussed with the Staff, the Registrant currently has separate Powers of Attorney (“POAs”) executed and filed with respect to each post-effective amendment (“PEA”) filing. The Registrant previously adopted this practice in response to a comment received from the Staff. The Registrant does not believe that this practice is consistent with Rule 483 of the Securities Act or industry practice.

Accordingly, the Registrant wishes to notify the Staff of its intention to incorporate POAs by reference to a previously filed PEA moving forward. The Registrant notes that it intends to file a new POA as an exhibit to a PEA only when a material change has been made to the previously executed POA. The Registrant will modify this position to conform to relevant Staff guidance issued after the date of this letter or to conform to industry practice.

Please call me at (303) 394-7310 with any questions or comments.

Respectfully,

/s/ Mary Clarke-Pearson

Mary Clarke-Pearson, Esq.

Legal Counsel

Enclosure (via EDGAR only)

cc:	Kathryn Santoro, Esq.

Thea Kelley

3